**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

# FORM 1-A

**REGULATION A OFFERING STATEMENT**

**UNDER THE SECURITIES ACT OF 1933**

**SINGER FINANCIAL CORP**
(Exact name of Registrant as specified in its charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization)

**SINGER FINANCIAL CORP**

1708 Locust Street

Philadelphia, PA 19103

215-893-9722

(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

**PAUL SINGER**
President

Singer Financial Corp
1708 Locust Street
Philadelphia, PA 19103

215-893-9722

(Name, address, including zip code, and telephone number, including area code, of agent of service)

**Copies to:**

**FRANK B. BALDWIN, ESQUIRE**
2200 Locust Street
Philadelphia, Pennsylvania 19103

215-432-4884

| 7398 | 23-2710000 |
|---|---|
| (Primary Standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

## PART I---NOTIFICATION

**ITEM 1. Significant Parties**

(a) The issuer's sole director is as follows:

| Name of Director | Position | Business Address | Residential Address |
|---|---|---|---|
| Paul Singer | President | 1708 Locust Street<br>Philadelphia, PA 19103 | 1708 Locust Street<br>Philadelphia, PA 19103 |

(b) The issuer's sole officer is Paul Singer, who holds the titles of President, Secretary, and Treasurer. See address above.

(c) Not applicable.

(d) Paul Singer is the sole owner of record of the issuer's equity securities. See address above.

(e) Paul Singer is the beneficial owner of the issuer's equity securities. See address above.

(f) Paul Singer is the promoter of the issuer. See address above.

(g) Paul Singer is an affiliate of the issuer. See addresses above.

(h) Frank B. Baldwin, Esquire is counsel to the issuer with respect to the proposed offering. Mr. Baldwin's office address is 2200 Locust Street, Philadelphia, Pennsylvania 19103 and his residence address is 2025 Brandywine Street, Philadelphia, Pennsylvania 19130.

(i) There are no underwriters with respect to the proposed offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

**ITEM 2. Application of Rule 262**

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

**ITEM 3. Affiliate Sales**

Not applicable.

**ITEM 4. Jurisdictions in Which Securities Are to be Offered**

(a) Not applicable.

(b) The securities will be offered directly by the Company in Delaware, New Jersey, and Pennsylvania.. Additional jurisdictions may be added at a later date.

**ITEM 5. Unregistered Securities Issued or Sold Within One Year**

(a) During the previous one-year period the issuer offered under Regulation A $3,400,000 of Investment Certificates. The offering became qualified on April 4, 2003, and all securities offered were sold. The issuer filed Form 2-A, reporting the completion of this offering, as of September 13, 2004.

(b) Not applicable.

(c) The prior offering was made in reliance on Regulation A and pursuant to an Offering Statement on Form 1-A duly filed with the Securities and Exchange Commission.

**ITEM 6. Other Present or Proposed Offerings**

The issuer is not currently contemplating the offering of any securities in addition to those covered by this Form 1-A.

**ITEM 7. Marketing Arrangements**

(a) Not applicable.

(b) Not applicable.

**ITEM 8. Relationship with Issuer of Experts Named in Offering Statement**

Not applicable.

**ITEM 9. Use of a Solicitation of Interest Document**

(a) No publication authorized by Rule 254 was used prior to the filing of this notification.

OFFERING STATEMENT
**Item 1. Cover Page**

**$4,600,000**

# Singer Financial Corp.

**Investment Certificates**
**With Maturities of 12 Months or More from Date of Issue**

This Offering Statement relates to the offer and sale of up to $$4,600,000 in principal amount (the Offering) of unsecured, non-convertible, subordinated, fixed-rate investment certificates (the Certificates) of Singer Financial Corp., a Pennsylvania corporation (the Company). The Company's principal executive offices are located at 1708 Locust Street, Philadelphia, Pennsylvania 19103.

The Certificates are non-negotiable and will be issued in the minimum amount of $1,000 and in any amount greater than $1,000. The Certificates will be offered in maturities of 12 to 180 months from the date of issue, with a fixed interest rate depending on the term. The Company will issue certificates approximately two weeks after deposit by the Company of the subscriber's payment check for collection by the Company's bank. See "Securities Being Offered." Paul Singer, the Company's president and sole director, will determine the interest rates on the Certificates. It will be fixed for the term of each Certificate and will be not less than 1% per annum greater than the average of the two highest rates then being paid by Wachovia National Bank, Bank of America, and PNC Bank (or the successor of any such bank) on instruments or certificates (such as certificates of deposit) having substantially similar denominations and maturities as the Certificates being issued by the Company. See Description of Securities. The Company anticipates that the interest rate per annum on the Certificates will be between a minimum annual rate of 5% and a maximum annual rate of 10%. The minimum and maximum fixed interest rates, which are offered, will change from time to time in response to current business and market conditions. The interest rate for new Certificates will be set each Wednesday morning at the start of business, based on the rates being paid by the banks named in this paragraph on or as of the previous day's close of business. This rate will be paid on all Certificates issued between the start of business on that Wednesday and the close of business on the following Tuesday. Interest will be calculated and accrue daily.

The Company is offering the Certificates directly to investors through its own employees on an ongoing and continuous basis. The Certificates will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution."

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES

COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

**THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.**

**Item 2. Distribution Spread**

| | Price to Public | Underwriting discount and commissions | Proceeds to issuer or other persons |
|---|---|---|---|
| Per Certificate | $1,000 or greater | 0% | $1,000 or greater |
| Total | $4,600,000 | $0 | $4,600,000 |
| Total Minimum | No minimum | $0 | No minimum |
| Total Maximum | $4,600,000 | $0 | $4,600,000 |

Offering expenses to be borne by the Company are estimated at approximately $30,000.

There will be no public market for the Certificates. The Certificates will not be transferable without the prior written consent of the Company. The Company's consent will be withheld for reasons considered appropriate by the Company. These reasons may include the Company's determination that such transfer might result in a violation of any state, Federal, or other applicable securities law. The Company reserves the right to withdraw, cancel, or modify the offer hereby at any time and may reject any offer to purchase Certificates in whole or in part.

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Offering Statement has been qualified.

---

The date of this Offering Statement is April 20, 2005.

## TABLE OF CONTENTS



THIS OFFERING STATEMENT CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING STATEMENT.

The Certificates are not being offered in any jurisdiction where the offer is not permitted.

**Item 3. Risk Factors**

Any statements made in this Offering Statement that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this Offering Statement represent management's best judgment as to what may occur in the future. However, the Company's actual outcome and results are not guaranteed and are subject to certain risks, uncertainties, and assumptions, including the following:

**No Public Market for the Certificates**

Prior to this offering there has been no trading market for the Certificates, and it is not expected that a trading market will develop in the foreseeable future. Therefore, any investment in the Certificates will be highly illiquid, and investors in the Certificates may not be able to sell or otherwise dispose of their Certificates in the open market.

**Absence of Insurance and Regulation**

Unlike certificates of deposit issued by banks or savings and thrift institutions, the Certificates are not insured by any governmental or private agency, and they are not guaranteed by any public or private entity. Likewise, the company is not regulated or subject to the periodic examination to which commercial banks, savings banks and other thrift institutions are subject. However, as a mortgage banker licensed by the Department of Banking of the Commonwealth of Pennsylvania, the Company is subject to certain provisions of the Pennsylvania Mortgage Bankers and Brokers Act, 63 P.S. § 456.01, et seq. The Company's mortgage banker's license from the Pennsylvania Department of Banking enables it to make consumer mortgage loans, although the Company has not done so through the date of this offering statement.

**Factors Affecting the Company's Ability To Repay Certificates**

The Company's revenues from operations, the Company's working capital, and cash generated from additional debt or equity financings represent the Company's sources of funds for the repayment of principal at maturity and the ongoing payment of interest on the Certificates. There can be no assurance that the Company will be able to pay the ongoing interest on the Certificates and to repay the face amount of the Certificates at their maturity. The Company's ability to do so will depend on the availability of sufficient funds. If the Company does not have the funds to repay the holder of a Certificate, then such holder could lose all or a substantial portion of such holder's investment in the Certificates.

**Lack of Security and Subordination of Debt Represented by Certificates**

The Certificates are not secured by the mortgages the Company obtains in connection with the making of commercial loans or by any other assets of the Company or its borrowers. Payment of principal and interest on the Certificates by the Company is subordinate to all present and future indebtedness of the Company, including the Company's bank debt, any indebtedness to Paul Singer, and its current liabilities (together, the Senior Debt). See "Use of Proceeds," "Capitalization" and "Financial Statements." As of December 31, 2004, the Company's bank debt aggregated $2,022,153, its indebtedness to Mr. Singer was $30,302, and its liabilities aggregated $6,139,770. There is no limit on the amount of Senior Debt that the Company may incur. However, the Company intends to limit its total indebtedness to no more than eight times its tangible shareholders' equity. As of December 31, 2004 tangible shareholders' equity was $1,454,559, which would permit total indebtedness, including amounts due under the Certificates, of $11,956,472. As the Company sells the Certificates, the maximum amount of other indebtedness the Company may incur in order not to exceed the eight-to-one ratio will decrease. As of December 31, 2004, the Company could have issued an additional $5,816,702 of Investment Certificates in addition to the $4,036,612 then outstanding (assuming no increase in other debt). However, the dollar amount of Investment Certificates permitted under Regulation A to be offered at this time is limited to $4,600,000, and the Company will remain within that limit. If the Company incurs additional senior debt and thereby exceeds the eight-to-one debt/equity ratio, its ability to issue the maximum amount of Investment Certificates being registered hereby will depend on its ability to raise additional equity capital, either from Mr. Singer or other investors. The Company at present has no commitment from any investor to contribute additional equity capital. The Company also anticipates that holders of outstanding Investment Certificates that mature during the effectiveness of this offering will elect to reinvest principal and/or interest, and that these holders will be provided with a copy of this Offering Circular and updated financial information as of the end of the most recent fiscal year and quarterly accounting period and will be treated as purchasers in this offering. As a result of the subordinate status of the Certificates, all other indebtedness of the Company has a right to be paid prior to the repayment by the Company of the Certificates. Therefore, in the event of a default in payment of the Senior Debt, payment of principal and interest on the Certificates will be prohibited, until that default is cured. Moreover, in the event of the insolvency or liquidation of the Company, the Company's assets available to make payments of interest or principal on the Certificates will be only those of its assets remaining after payment of all of the Company's other indebtedness, including the Senior Debt. Therefore, holders of the Certificates may not be repaid in the event of any liquidation or insolvency, or other similar event involving the Company.

**Absence of Sinking Fund and Trust Indenture**

The Certificates are unsecured obligations of the Company, and no sinking fund or trust indenture exists for the benefit of Certificate-holders. (A sinking fund is made up of contributions on a regular basis to a separate account to repay the Certificates. A trust indenture establishes a trust relationship in which a trustee is appointed to represent the interests of the Certificate-holders).

**Risks of Making Loans Secured by Real Property**

The Company makes most of its loans based on its appraisal of the fair market value of the real estate offered to collateralize its loans. Current internal credit guidelines of the Company for business loans to be kept in its portfolio generally provide for a maximum overall loan-to-value ratio of 65% of the appraised value of the real estate collateral. It is possible that the actual resale value of the property collateralizing such loans may decrease below appraised estimates of value. Notwithstanding the loan-to-value ratios currently maintained by the Company, the market value of the real estate underlying the loans may not at any time be equal to or in excess of the outstanding principal amount of the loans. A decrease in market value could result in some or all of the loans being under-collateralized, presenting a greater risk of non-payment in the event of a default. See Business and Properties.

### Lending and Credit Risks

The industry in which the Company is doing business is the portion of the financial services industry that makes secured loans to persons and entities, which generally are unable to obtain financing from a bank. To the extent that these loans may be considered to be of a riskier nature than loans made by traditional sources of commercial financing, holders of the Certificates may be at greater risk than if the Company's business loans were made to other types of borrowers. In addition, the Company makes its loans in a limited geographic area, consisting of the Commonwealth of Pennsylvania and the States of New Jersey and Delaware. This practice may subject the Company to the risk that a downturn in the economy in this area of the country would more greatly affect the Company than if its lending business and its portfolio were more diversified. Borrowers to whom the Company will lend funds may not be able to repay the loans, or the interest due thereon, in which event the ability of the Company to timely repay the principal of or interest on the Certificates may be adversely affected.

### Dependence on Borrowed Funds from Certificates and Other Sources

The Company's ability to grow through the making of loans depends on the generation of lendable funds through the sale of Certificates. The Company's business plan requires additional capital, either from the sale of the Certificates or from other sources, such as bank borrowings. Since there is no minimum offering amount and the Certificates are not being sold by through a "firm commitment" underwriting, the Company cannot predict how much money the Company will raise through this offering and have available to it for the purpose of making additional business loans. Failure to sell a significant amount of Certificates will significantly decrease the Company's ability to make business loans. The Company has and intends to maintain a $5,000,000 line of credit with National City Bank and to borrow funds under it to make additional commercial loans. The interest due on this line of credit is the prime rate, which was 5.25% as of December 31, 2004. This line of credit expires on December 31, 2005. In addition, the Company has a $750,000 line of credit with Hudson United Bank, on which it owed $7,588 at December 31, 2004. This line of credit expires on April 1, 2006. The Company may not be able to maintain or increase its lines of credit (or, if necessary, replace the line of credit after it expires.). Lack of an adequate line of credit may limit the aggregate amount of commercial loans the Company will be able to make. The Company's line of credit with National City Bank requires that the Company a number of financial covenants, including maintenance of a minimum net worth and a limit on total indebtedness. If the Company is unable to meet these financial covenants, it will be in default under the loan agreement with National City Bank.

### Need for Additional Equity

The Company intends to limit its total indebtedness to no more than eight times its tangible shareholders' equity. Equity could in the future be obtained either by selling additional shares of the Company's stock or by net earnings that remain invested in the Company rather than being paid as dividends or other distributions to shareholders. The Company's ability to make loans is dependent on the availability of capital, including borrowed funds. If the Company's ability to obtain borrowed funds is limited by the unavailability of additional equity, the Company's growth may be limited. At present, there is no commitment by anyone to provide additional equity funding for the Company.

### Dependence on Management

The Company is dependent upon its President and Chief Executive Officer, Paul Singer. The loss of Mr. Singer's services would have a material adverse effect upon the Company's business. The Company has entered into an employment agreement with Mr. Singer, which expires on January 1, 2008. The Company has obtained a key man life insurance policy on Mr. Singer in the amount of $1,000,000. This policy remains in effect through November 25, 2017.

### Environmental Risks

In connection with its business loans, the Company receives, as at least part of the collateral securing such loans, mortgages on real property. In the event of a default by the borrower in connection with such loans, the Company has the right to exercise its rights under the applicable mortgage(s), including the right to foreclose or otherwise to come into possession of the underlying real estate. Under current law, those actions may make the Company financially responsible for liabilities arising under environmental laws and regulations, including liabilities for personal injury, property damage, or liabilities associated with environmental remediation. In the opinion of the Company's management, this is one of the customary risks of engaging in the business of making loans, which are secured, in whole or part, by real estate. The Company intends to take all action which it believes to be commercially reasonable and feasible under the circumstances to minimize these risks, including, where possible, requiring borrowers to provide the Company with an appropriate environmental analysis or report prior to the time the Company commits to making a loan. The determination as to whether an environmental investigation or report will be required is made by the Company on a case-by-case basis taking into account such considerations as the past and present use of the property. The Company does not intend to obtain any environmental insurance with respect to any properties upon which it holds a mortgage. In some instances, the Company conducts further environmental investigation or analysis prior to exercising any foreclosure rights under a mortgage or otherwise taking possession of a particular piece of real property. Based on the results of that investigation or analysis, the Company may choose not to foreclose on or otherwise take possession of the property. In that event, the Company may find that, as a practical matter, the only legal remedies available to it in connection with collection of the defaulted loan may be against the borrower personally (if possible) and/or any other guarantors of the borrower's debt, any or all of whom may be insolvent, in bankruptcy or otherwise unable to repay the defaulted loan. This limitation on the loan collection remedies available to the Company may increase the Company's costs of collection and/or increase the risk of loss with respect to a defaulted loan. This risk is in addition to any risk to the Company arising in connection with the environmental liabilities that may be associated with any particular piece of real property.

### No Escrow of Funds; No Minimum Offering

An escrow account will not be established for the proceeds of the Offering because the Company expects to invest such funds for its business purposes as they are received. Therefore, as the Company receives proceeds from the Offering, they will automatically be available for use by the Company. There is no minimum amount that must be raised in order for the Offering to be effective.

### Certificates Subject to Redemption

The Company has the right, in its discretion, at any time, to redeem a Certificate by paying the investor the principal due (that is, the face value of the Certificate plus any amount added by the investor after initial purchase), plus all interest due through the date of redemption, plus a prepayment premium of one-half of one percent of the principal amount being redeemed. Thus, holders of Certificates bearing high rates of interest could lose the benefit of those high rates if the Company elects to redeem those Certificates before maturity.

### High Level of Competition

The businesses of the Company are highly competitive and the Company will be competing with many established companies having much greater financial resources, experience, and market share than the Company.

### Macroeconomic Factors

Macroeconomic risk factors beyond the Company's control, such as the general state of the economy and financial markets, prevailing interest rates, credit availability, political and sovereign risk, increasing number of personal bankruptcies and business failures, and changes in federal, state, and local tax laws, could materially and adversely affect the Company's business by reducing the availability or increasing the cost of the operating funds needed by the Company (whether obtained through borrowings, future securities sales, or otherwise), reducing the Company's ability to make loans, and making it more difficult for the Company to collect its accounts receivable, thereby causing the Company to experience greater credit losses and/or higher operating costs than anticipated.

### Company and Industry Event Risks

A variety of factors can affect the Company's ability to repay its debt obligations, including the Certificates, on time. Events that adversely affect an entire industry can have an adverse effect on the Company and the ability to repay the Certificates. Factors such as business cycle volatility, mismanagement, changes in management, failure to anticipate shifts in the Company's markets, rising operating costs, regulations, excessive leverage, or threats from competitors may lead to default.

## Item 4. Plan of Distribution

The Company will sell the Certificates directly, without an underwriter or selling agent, and the securities will be sold by the Company's employees who, under Rule 3a4-1(a) of the Exchange Act, are deemed not to be brokers. In accordance with the provisions of Rule 3a4-1(a), employees who sell securities will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they do not engage in oral solicitations of, and comply with certain specified limitations when responding to inquiries from, potential purchasers. In New Jersey, Paul Singer is the only person authorized to sell the Certificates.

The Certificates will be offered on an ongoing and continuous basis by the Company, with no minimum amount to be sold and, therefore, there is no arrangement for the return of funds to subscribers if all of the Certificates to be offered are not sold.

**Item 5. Use of Proceeds**

If the maximum dollar amount of Certificates is sold, the proceeds from this Offering will be used in order of priority and proportionally, as follows:

| | Amount | Percentage |
|---|---|---|
| **Total Proceeds** | $4,600,000 | 100.00% |
| **Less: Offering Expenses** | | |
| Commissions & Finders Fees | 0 | 0.00% |
| Legal & Accounting | 20,000 | 0.43% |
| Printing & Advertising | 10,000 | 0.22% |
| **Net Proceeds from Offering** | $4,570,000 | 99.35% |
| **Use of Net Proceeds** | | |
| Commercial Loans | $4,570,000 | 100% |
| Other Business Uses | 0 | 0% |
| **Total Use of Net Proceeds** | $4,570,000 | 100.00% |

The Company does not intend to use the proceeds to discharge any indebtedness incurred by the Company prior to this Offering. However, proceeds may be used for future repayment of Certificates. The Company may temporarily invest proceeds in income producing securities before it disburses funds to make loans.

### Capitalization

The following table sets forth the capitalization of the Company as of its most recent fiscal year and the capitalization of the company upon completion of the Offering, assuming that the full dollar amount of Investment Certificates offered hereby are sold:

| | **Amount Outstanding as of 12/31/04** | **Amount Outstanding if All Certificates Are Sold** |
|---|---|---|
| Debt | | |
| Short-term debt | $2,022,153 | $2,022,153 |
| Long-term debt | 4,036,612 | 8,636,612 |
| **Total debt** | $6,058,765 | $10,658,765 |
| Stockholders equity: | | |
| Common stock | $600,000 | $600,000 |
| Retained earnings | 1,015,436 | 1,015,436 |
| **Total stockholders equity** | $1,615,436 | $1,615,436 |
| **Total capitalization** | $7,674,201 | $12,274,201 |

The Company expects to engage periodically in additional private or public financings of a character and amount as may be determined by the Company in the future and as the need arises.

### Item 6. Description of Business

The Company is currently engaged in two lines of business. It acts as a broker in connection with the placement of commercial or residential loans, and it makes direct business loans to commercial borrowers. It is also permitted to make direct residential real estate loans. The business loans made and to be made by the Company are and will be secured primarily by real estate located in Pennsylvania, New Jersey or Delaware, although occasionally other kinds of assets are accepted by the Company as collateral. The Company currently funds its direct loans through the issuance of the Certificates and short-term bank borrowings under a line of credit with a commercial bank. Management of the Company also anticipates that, in certain circumstances, the Company may purchase commercial loans made by other lenders, although the Company currently has no such loans in its portfolio. The Company is not required by law to obtain a license to make commercial loans or purchase existing commercial loans, although the Company is required by law to have a license to act as a residential mortgage banker. The Company's mortgage banker's license enables it to make consumer loans. Commercial loans are loans made to individuals, corporations or other business entities for use by such persons, firms or entities in the conduct of their businesses. The Company expects to continue to act as a mortgage broker after the offering in addition to its commercial lending activities. The Company receives 1%-5% of the amount financed as a brokerage fee for such services. The Company does not currently have any plans to engage in any line of business other than mortgage brokerage and mortgage banking.

The criteria the Company uses to determine the creditworthiness of prospective borrowers include a personal interview, credit report, analysis of tax returns, employment verifications, and personal and business references. The Company itself usually makes evaluations or appraisals of proposed real estate collateral, although independent appraisals may be obtained when deemed appropriate. In any event, the Company expects to lend a borrower no more than 50-65% of the borrower's equity in the estimated market or salvage value of the property securing the loan. The term of the Company's loans typically is three to five years and may involve the payment of interest only or may provide for principal amortization on a 15-year amortization schedule, in each case with a balloon (lump sum) payment due after three to five years.

The Company has made and intends to continue making direct commercial and individual loans on the basis of management's judgment as to the value of the real estate which is offered to secure the loan, as well as the creditworthiness of the borrower, also taking into account such factors as the borrower's equity in the real property, stability of income, credit rating, and total indebtedness. The Company's current standards require loans which it makes to have a $10,000 minimum principal amount and a $1,000,000 maximum principal amount, with a minimum annual interest rate of 12% which is adjusted (upward or downward, but not below 12% per annum) in accordance with changes in the prime rate. There is no formula by which the Company sets interest rates or fees. The Company sets interest rates based on general market conditions, borrower credit, and the Company's cost of funds. Rates currently range from 12% to 17%, with an origination charge of five to ten percent of the amount borrowed at the beginning of the loan. Brokerage fees also depend on market conditions, and range from one to five percent.

Environmental studies of real estate that is intended to secure loans also are obtained at the discretion of the Company's management before the Company makes a loan. The borrower pays the cost of any such appraisals or studies. The borrower chooses an environmental consultant to provide an environmental report from a list of consultants approved by, but not affiliated with, the Company. The determination as to whether an environmental investigation or report will be required is made by the Company on a case-by-case basis, taking into account such considerations as the past and present use of the property. The Company does not normally obtain any environmental insurance with respect to any properties upon which it holds a mortgage.

The mortgages the Company obtains in connection with its commercial loans are either first mortgages or mortgages subordinate to an existing lien. The Company applies the same lending standards whether its loan is secured by a first or subordinate mortgage. The mortgages granted to the Company by its borrowers contain standard and customary provisions, such as provisions granting the Company the right to recover its attorneys' fees and other costs and expenses in the event of a default. The mortgage also requires the borrower to obtain adequate liability insurance on the property and to pay all taxes thereon.

### Employees

The Company has three full-time employees. They are Paul Singer, its President, an office manager and an investor relations representative. None of the Company's employees is subject to collective bargaining agreements and the Company does not expect that any union organizing efforts will be undertaken with respect to its employees. Mr. Singer has an Employment Agreement with the Company, which runs through January 1, 2008 and year-to-year thereafter unless terminated on at least 30 days prior notice. The Employment Agreement requires Mr. Singer to devote his full time and attention to the business and affairs of the Company, and obligates him not to engage in any investments or activities that compete with the Company during the term of the Agreement and for a period of one year thereafter.

### Competition

The Company's business is highly competitive. Many financial institutions and other entities are engaged in the same lines of business as the Company. The competition includes small enterprises as well as national corporations, many of which are substantially larger and have access to greater financial, marketing and administrative resources than the Company. In addition, many of the Company's larger competitors have corporate or trade names that are considerably better known than the Company. The Company’s principal competitors in both direct lending and loan brokerage are Silver Hill Financial LLC, Interbay Funding LLC, and Eastern Savings Bank, which deal with business and residential borrowers with impaired credit. Interbay Funding, LLC is a large commercial lending competitor. The Company also faces strong competition from banks, credit unions, other finance companies, thrift institutions, issuers of credit cards, and others, including retailers, who extend credit to the public. Strong competition from larger and better-known competitors may cause the Company to lower its credit standards if the Company is unable to find enough borrowers that meet its standards. The Company believes that its current credit standards are as conservative as its competitors' and that the interest rates that the Company receives on loans that it makes are higher than its competitors'. Lenders compete, among other ways, through advertising, the size and length of the loan that the lender is willing to make, the interest rate and other types of finance and service charges, the nature of the risk that the lender is willing to assume, and the type of collateral, if any, required by the lender. The Company believes that it is and will be able to compete in this industry because it is able to act promptly and efficiently to consider a loan request and because of its familiarity with real estate values in its market area. The Company's commercial lending business may be affected by potential downturns in the real estate market and rising interest rates. If the value of the real estate market declines, the value of the security (the mortgages) held by the Company will be jeopardized. In addition, the ability of the Company to make loans to borrowers could be limited because of the decreased value of their real estate. Likewise, if interest rates rise, many potential borrowers may not meet the Company's credit standards or may not seek loans from the Company. In addition, in order to obtain funds, the Company may be forced to pay higher interest rates.

The Company also faces substantial competition in its business of selling Investment Certificates from banks and savings banks and other lenders, particularly from those who sell notes or other debt securities to fund commercial lending activities similar to the Company’s, such as Silver Hill Financial LLC and Interbay Funding LLC. Internet banks, such as ING

Direct and E-Trade Bank are also providing competition in this line of business. These banks offer an additional inducement to investors of Federal Deposit Insurance on amounts invested. Currently interest rates appear to be headed upward, but it is anticipated that the Company's Investment Certificates will continue to be attractive to investors because of their relatively higher interest rates.

In general interest rates decreased during 2001 through 2003, and are now slowly rising. There may be a negative impact on the Company if money remains available at low rates for any extended period of time, if potential borrowers are able to obtain financing at lower rates than the Company can offer. The Company believes that its competitive position is not greatly affected by interest rate changes, because it markets its loans to a limited market, consisting of those who must borrow at higher than normal rates.

**Intellectual Property**

The Company's operations do not depend upon patents or copyrights. Certain information about the way the Company does business is considered by the Company to be unique and proprietary. Pursuant to his Employment Agreement with the Company, Paul Singer has agreed not to divulge any of the Company's confidential or proprietary information (such as lending standards, marketing plans or customer lists) to any other person or entity. The agreement also obligates him to not engage in any investments or activities that will compete with the Company during the term of that agreement and for a period of one year thereafter. The Company intends to require any other key employees or consultants to sign non-disclosure or non-competition agreements with substantially similar restrictions. The Company is not a party to any license agreement, nor does the nature of its business require expenditure of funds for research and development.

**Regulation**

Extensive federal and state regulations affect the Company's businesses. The Company's mortgage brokerage and business lending activities must adhere to various federal and state laws affecting non-bank financial institutions, including: the Truth-in-Lending Act; the Equal Credit Opportunity Act; Electronic Funds Transfer Act; the Money Laundering Suppression Act; the Bank Secrecy Act; and the Fair Credit Reporting Act. Various states have laws regulating usury. The Company has a mortgage broker license in Pennsylvania. See "Risk Factors."

**Legal Proceedings**

There is no past, pending or threatened litigation which has had or may have a material effect upon the Company's business, financial condition or operation. The Company has been involved in two administrative proceedings that adversely affected the Company's business, financial condition and operation. On June 5, 1997, the Pennsylvania Securities Commission issued an Order pursuant to which it declared that the Company violated Section 201 of Pennsylvania Securities Act of 1972 (1972 Act) when it sold Subordinated Investment Certificates in the Commonwealth of Pennsylvania without registering such offers and sales with the Commission. Section 201 requires the registration of the offer and/or sale of securities in the Commonwealth of Pennsylvania unless the security or transaction is exempt from registration. Subordinated Investment Certificates qualify as securities. From 1995 to 1997, the Company sold Subordinated Investment Certificates in Pennsylvania pursuant to a prior Regulation A offering effective in Delaware and New Jersey without registering any of the offers or sales with the Pennsylvania Securities Commission. The Company did not satisfy the requirements of any exemption from registration. The Order issued by the Commission (i) required that the Company disclose the Order and the rescission offer in this Form 1-A as well as in past and future filings for registration or exemption pursuant to Sections 202, 203, 205, or 206 of the 1972 Act, (ii) prohibited the Company from selling any securities in the Commonwealth of Pennsylvania in reliance upon exemptions contained in Sections 203(d), (l) or (j) of the 1972 Act for the period of one year from the date of the Order, (iii) required the Company to retain the services of experienced securities counsel for a period of five years from the date of the Order for purposes of complying with the registration provisions of Section 201 of the 1972 Act in making any filings with the Commission required by the 1972 Act, (iv) required the Company to complete a rescission offering for the Subordinated Investment Certificates sold to Pennsylvania residents for the period of June 27, 1995 through March 21, 1997 in accordance with Section 504(d) of the 1972 Act within sixty days of the date of the Order, (v) directed the Company to pay legal and investigative costs in the amount of $500.00 to the Commission within thirty days from the date of the Order, and (vi) directed the Company to comply with the provisions of the 1972 Act, pursuant to Section 201 thereof. In order to settle the Pennsylvania Securities Commission's investigation that the Company violated certain Pennsylvania securities laws and while not admitting or denying liability, the Company consented to the entry of an order by the Pennsylvania Securities Commission that the Company violated Section 201 of the 1972 Act by failing to register the offer and sale of these securities with the Commission. The total purchase price of the certificates the Company was required to offer to rescind equaled $51,200. The Company completed the rescission offer, as directed, and paid the only Certificateholder to accept the offer $1,049, his investment plus interest.

On October 14, 1999, a prior Regulation A Offering by the Company became effective, and was registered in Pennsylvania by coordination under Section 205 of the 1972 Act. The effectiveness of this registration beyond one year was dependant upon the Company's filing Form 207-J before October 14, 2000. Such a form was prepared, but the Company learned in May 2001 that the Pennsylvania Securities Commission did not receive the filing. During the period October 14, 2000 and May 4, 2001, certificates with a principal amount of $146,834 were sold to residents of Pennsylvania. The Company agreed to make an offer of rescission to each Pennsylvania resident who purchased a Certificate during this time period and to offer to repurchase any such certificate for an amount equal to its principal amount plus interest at 6% per annum through the date of rescission, less any interest payments already made. This offer of rescission was made, but was not accepted by any purchaser.

**Item 7. Description of Property**

Currently, the Company's principal executive offices are on the ground floor of a three-story building, located at 1708 Locust Street in Philadelphia, Pennsylvania, which the Company purchased in 1997 for $325,000. The Company has granted to Hudson United Bank a mortgage on its property at 1708 Locust Street as security for a $750,000 line of credit. As of December 31, 2004, $7,588 was outstanding under this line of credit. The Company leases the remaining space in the building to Paul Singer's wife for $500 per month as a residence for Mr. Singer and his family under a lease that expires May 1, 2006.

**Item 8. Directors, Executive Officers, and Significant Employees**

Paul Singer is the president, secretary, and treasurer of the Company and is its sole director. Mr. Singer received a B.S. Degree in Finance from Philadelphia College of Textiles and Science (now Philadelphia University) in 1988.

Before forming the Company in October 1992, Mr. Singer was a mortgage broker with Treecorp Financial Inc. From October 1990 through August 1992, Mr. Singer brokered residential and commercial loans. From 1988 to 1990, Mr. Singer was employed by Scott Finance Company and Scott Consumer Discount Co., where he managed all phases of the business. Mr. Singer's father, Mr. Michael Singer, owns Scott Finance Company and Scott Consumer Discount. The businesses of those companies were commercial and consumer loans, respectively, with loans ranging in size from $10,000 to $200,000, all secured by real estate. From 1986 to 1988, Mr. Singer was the founder and President of Credit Recovery System and Collection Agency, which specialized in collecting delinquent accounts for small businesses. Additionally, from 1988 to 1996, Mr. Singer was a member of the Board of Directors of Market Street Building and Loan Association, which is a thrift institution located in Philadelphia, Pennsylvania and owned by Mr. Singer's father, Mr. Michael Singer. Since 1992, Mr. Singer has served continuously as President, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company.

**Item 9. Remuneration of Directors and Officers**

Paul Singer is a party to a five-year Employment and Non-Competition Agreement with the Company, which commenced on January 1, 2003 and expires on January 1, 2008. The Agreement will be automatically renewed from year to year after 2007 unless terminated by either party. Under this agreement he is entitled to receive base compensation of up to $75,000 each year. Mr. Singer also is entitled to receive such bonuses as may be awarded to him by the Board of Directors. Since Mr. Singer is currently the sole Director, he has the unilateral ability to determine his bonus, if any. Mr. Singer received no bonus in 2003 and $4,080 in 2004, based on the Company's profitability in each year.

**Item 10. Security Ownership of Management and Certain Shareholders**

Paul Singer is the registered and beneficial owner of 2,000 shares of Common Stock of the Company, which he paid $300 each. The shares held by Mr. Singer constitute all of the issued shares of Common Stock of the Company.

**Item 11. Interest of Management and Others in Certain Transactions**

Paul Singer, the Company's sole officer, director and shareholder, has made a loan to the Company. At December 31, 2004 the amount owed to Mr. Singer was $30,302. This loan is due on demand and bears interest at an annual rate of 7.5%.

The Company has entered into a lease for the portion of its building at 1708 Locust Street that is not used for business purposes with Paul Singer's wife for use by Mr. Singer and his family as their personal residence at a rent of $500 per month. The lease expires May 1, 2006.

## Item 12. Securities Being Offered

### Principal Amount and Term

This Offering Statement relates to the offer and sale of up to $4,600,000 in principal amount (the Offering) of unsecured, non-convertible, subordinated, fixed-rate investment certificates (the Certificates). The Certificates will be offered on an ongoing and continuous basis directly by the Company, with no minimum amount to be sold, and will be subordinated to all other debt of the Company. Certificates may be purchased in a minimum principal amount of $1,000 or any greater amount. The Certificates are available in the following maturities: 12 months, 36 months, 60 months, 84 months, 120 months, and 180 months. The principal amount of Certificates offered pursuant to this Offering Statement includes possible reinvestment of principal and/or interest by persons who purchased Investment Certificates from the Company in prior Regulation A offerings and who elect, during the two-year period during which this offering is expected to remain effective to reinvest principal and/or interest payable to them upon the maturity of their Certificates. $516,147 of existing investment certificates will mature during this two-year period, but any roll-overs will be included within and limited by the $4,600,000 of Investment Certificates available in this offering. Despite the maximum amount of this offering, the Company intends to limit the sale new Investment Certificates to a principal amount that will comply with an eight-to-one ratio of total indebtedness to shareholders' equity.

### Interest Rates and Payment

The interest rate for each Certificate is fixed for the term of the Certificate and is not less than one percent greater than the average of the two highest rates then being paid by Wachovia National Bank, Bank of America, and PNC Bank (or their successors) on instruments or certificates (such as certificates of deposit) having substantially similar denominations and maturities as the Certificates being issued by the Company. The interest rates on the Certificates are determined by Paul Singer, the Company's sole director, taking into account current business and market conditions. The Company anticipates that the interest rates per annum on the Certificates will vary between an approximate minimum rate of 5% and an approximate maximum rate of 10%. The minimum and maximum fixed interest rates that are offered will change from time to time in response to current business and market conditions.

The interest rates for new Certificates are set each Wednesday morning at the start of business based on the rates being paid by the banks named in the preceding paragraph on or as of the previous day's close of business. Such rates are paid on all Certificates issued between the start of business on that Wednesday and the close of business on the following Tuesday. Interest is calculated and accrues daily. To determine the current rates, prospective investors in the Certificates should call the Company at (215) 893-9722 or (877) SINGER-NOW.

For investments in the Certificates in aggregate amounts of less than $10,000, interest is payable annually or at maturity, at the holder's option. For aggregate investments of $10,000 or more, interest is payable monthly, quarterly, annually or at maturity, at the holder's option.

All Certificates are issued in fully registered form as to both principal and interest. The Company is entitled to treat the registered holder shown on its records as the owner of the Certificate for all purposes. Ownership of a Certificate may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Certificates so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

**How to Purchase Certificates**

The Company will sell the Investment Certificates directly, without an underwriter or selling agent. The Investment Certificates will be sold by Mr. Singer who, under Rule 3a4-1(a) of the Exchange Act, is deemed not to be a broker. In accordance with the provisions of Rule 3a4-1(a), Mr. Singer will not be compensated by commission, will not be associated with any broker or dealer and will limit his activities so that, among other things, he does not engage in oral solicitations of, and will comply with certain specified limitations when responding to inquiries from, potential purchasers.

To purchase a Certificate, investors should contact:

Paul Singer (President of the Company)
Singer Financial Corp.
1708 Locust Street
Philadelphia, PA 19103

Telephone No. (215) 893-9722 or (877) SINGER-NOW

e-mail paul@singerfinancial.com

**Payment or Rollover At Maturity**

When a Certificate matures, unless the holder or the Company otherwise elects, it is automatically rolled-over into a new fixed rate subordinated investment certificate of the series then being offered by the Company, or at the Company's option, the Company may extend the term of the maturing Certificate for the same term as the maturing Certificate, unless the holder presents the Certificate for payment within 30 days after its maturity date, or the Company gives the holder seven days prior written notice that it intends to redeem the Certificate at maturity. The new or extended Certificate, whichever is the case, will bear interest at the then current interest rate for newly issued certificates of that maturity or, at the Company's option, at the same interest rate as the maturing Certificate. It is expected that the terms of the Company's subordinated investment certificates in the future will include similar rollover and extension provisions. This offering includes an offering to current holders of Investment Certificates whose Certificates mature while this offering is in effect with respect to the roll-over or reinvestment of principal or principal and interest of her or his Investment Certificate upon its maturity. Each Investment Certificate holder is furnished with an updated copy of this Offering

Circular, together with the Company's most recent financial statements prior to the maturity of her or his Investment Certificate. Such notice shall state the then current interest rate and shall include a disclaimer that interest rates change weekly and that the holder should contact the Company by telephone to obtain the interest rate effective as of the date of maturity. The Company shall also send one copy of the Company's then current Offering Circular to the holder within 30 days prior to the date of maturity of the certificate if the Company does not send a copy of the then current Offering Circular to all certificate holders at least annually.

**Redemption**

The Company has the right, at its option, to call any of the Certificates for redemption before maturity in whole or in part, at any time or from time to time. If a Certificate is redeemed before maturity, the holder will be paid an amount equal to the face value of the Certificate plus any accrued interest through the date of redemption, plus a prepayment premium of one-half of one percent of the principal amount being redeemed. The Company may redeem the Certificates in part, in which event the holder receives payment of a portion of the face value of the Certificate, as well as accrued interest on the redeemed portion through the date of partial redemption, plus a prepayment premium of one-half of one percent of the portion of the Certificate being redeemed. In the event of a partial redemption, the partial redemption applies to all Certificateholders regardless of the series of Certificate or interest rate thereon. The Company will give the holder not less than 30 days prior written notice by registered mail (to the last address for the Certificateholder appearing on the Company's records) of each redemption, specifying the principal amount of the Certificates to be redeemed and the redemption date. The principal amount of the Certificate specified in the notice, together with interest accrued and unpaid thereon to the date of redemption plus the applicable prepayment premium, is due and payable on the redemption date.

The Company may, in its discretion, redeem Certificates of one series without redeeming Certificates of any other series and may redeem Certificates bearing one rate of interest without redeeming Certificates of the same series bearing a different rate of interest. In case of redemption by the Company of less than all of the Certificates bearing the same rate of interest, the Company will select the Certificates to be redeemed by lot or by another method, which the Company deems fair and appropriate.

The notice of redemption to be given by the Company to the affected Certificateholders will contain detailed redemption instructions. Included in such notice will be delivery procedures and instructions for delivery of the Certificates to the Company, the effective date of the redemption and related matters. Any interest due in connection with the redemption will be accrued through the date of the redemption. Upon delivery to the Company of the Certificate to be redeemed, together with related documentation, a check in the appropriate amount will promptly be forwarded to the holder of the redeemed Certificate.

### Repayment Upon Death

There is no right to have Certificates redeemed upon the death of a certificateholder. All rights of the holder will be transferred to the holder's estate and will inure to the benefit of the holder's heirs.

### Subordination

The principal due on the Certificates and any accrued interest are subordinated debt. In the event of the Company's bankruptcy or liquidation, holders of the Certificates will be entitled to be paid principal and interest on the Certificates only after the payment in full of all of the Company's other indebtedness for borrowed money or otherwise, whether incurred before or after the issuance of the Certificates, and including the Company's indebtedness to its bank under its line of credit, the Company's indebtedness to affiliates such as Paul Singer, and the Company's indebtedness to trade creditors. There is no limit on the amount of indebtedness that the Company may incur to which the Certificates would be subordinated.

As of December 31, 2004, the amount of indebtedness to which the Certificates would have been subordinated, if then issued, was $2,103,158, including a loan payable to Paul Singer of $30,302 and $2,022,153 outstanding on its line of credit with National City Bank. The Company is current on all payments required by senior indebtedness and is in compliance with all senior debt agreement covenants. The Company has granted to Hudson United Bank a mortgage on its property at 1708 Locust Street, Philadelphia as security for a $750,000 line of credit. $7,588 was due under this line of credit as of December 31, 2004. In the event that additional funds are drawn under this line of credit, the Certificates will be subordinate to this indebtedness.

All Certificates are entitled to payment on a pari passu basis. If all Certificates offered hereby are sold, there would be $8,636,612 of pari passu indebtedness, including $4,036,612 in Certificates that were sold by the Company in previous Regulation A offerings and were outstanding as of December 31, 2004.

## PART F/S -- FINANCIAL STATEMENTS

The Company's audited financial statements for the years ended December 31, 2004 and 2003 are included in this Offering Statement as pages F-1 through F-14.

# UNDERTAKING

WHEREAS, the Undersigned will file with the Securities and Exchange Commission (the "Commission") a Regulation A Offering Statement dated the 20th day of April,2005;

WHEREAS, Rule 415 adopted by the Commission, 17 C.F.R.§230.415, permits securities to be qualified on a continuous or delayed basis in the future provided certain requirements are satisfied;

WHEREAS, one of these requirements is furnishing the undertakings set forth in Item 5.12(a) of Regulation S-K, 17 C.F.R. §229.512(a);

NOW THEREFORE, as required by Item 512 (a) of Regulation S-K, the Undersigned does hereby undertake:

1. to file, during any period in which offers or sales are being made, a post-effective amendment to this Offering Statement:

    a. if the Offering Statement will be used more than nine months after the effective date of the Offering Statement, the information contained therein shall be as of a date not more than sixteen months prior to such use, so far as such information is known to the user of such Offering Statement or can be furnished by such user without unreasonable effort or expense;

    b. to reflect in the Offering Statement any facts or events arising after the effective date of the Offering Statement ( or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Offering Statement; and

    c. to include any material information with respect to the plan of distribution not previously disclosed in the Offering Statement or any material change to such information in the Offering Statement;

2. that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Offering Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

3. to remove from qualification by means of a post-effective amendment any of the securities being offered which remain unsold at the termination of the offering.

IN WITNESS WHEREOF, the Undersigned signs this Undertaking on this, the 20th day of April, 2005.

SINGER FINANCIAL CORP.

By: ______________________

Paul Singer, President

**SIGNATURES**



The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania on April 20, 2005.

SINGER FINANCIAL CORP.

By: ______________________
Paul Singer, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

April 20, 2005

______________________
Paul Singer, Chief Executive Officer, Director

______________________
Paul Singer, Chief Financial Officer

**PART III**



## EXHIBITS

***Index to Exhibits***

# FOURTH MODIFICATION OF PROMISSORY NOTE

This Fourth Modification of Promissory Note is attached to and made a part of the promissory note in the original principal amount of Two Million and 00/100ths Dollars ($2,000,000.00) which was executed by Borrower and payable to Bank and dated November 19, 2002, as amended by a First Modification of Promissory Note dated March 14, 2003, by a Second Modification of Promissory Note dated January 1, 2004 and by a Third Modification of Promissory Note dated May 26, 2004 (as amended, the "Note"). For valuable considerations as hereinafter granted each to the other and intending to be legally bound, Borrower and Bank modify the following terms, conditions, and provisions of the Note.

(1) In this Fourth Modification of Promissory Note, certain terms are defined as follows:

(a) "Borrower" means **Singer Financial Corp.**

(b) "Bank" means National City Bank.

(c) "Loan Documents" means the Note and any other document executed in connection with the Note, including, but not limited to, documents executed as security for the Note.

(2) The following modifications are hereby agreed to by Borrower and Bank:

(a) The amount of the Subject Commitment is hereby increased to $5,000,000.00.

(b) Borrower agrees to pay the cost (up to an aggregate maximum per year of $5,000) for appraisals of any or all of the properties which have mortgages that have been assigned by Borrower to Bank. The appraisals shall be performed by appraisers selected by Bank, and Bank shall pay any costs in excess of $5000 (e.g. if the annual cost is $6000, Borrower shall pay $5000 and Bank shall pay $1000).

(c) Borrower agrees to continue to provide bimonthly borrowing base reports to Bank, and shall add the following information to each report with regard to each loan in its portfolio:

(i) loan-to-value calculation;
(ii) status update; and
(iii) description of the type of each property taken as collateral.

(3) Borrower ratifies and confirms all of the terms and conditions of the Note not specifically amended hereinabove and all of those terms and conditions of all other Loan Documents between Borrower and Bank pertaining to the indebtedness evidenced by the Note.

E 1

(4) Borrower acknowledges that it has no claim or counterclaim of any kind against Bank. Borrower releases, acquits and forever discharges Bank and Bank's participants, subsidiaries, affiliates, officers, directors, agents, employees, servants, attorneys and representatives, as well as the respective heirs, personal representatives, successors and assigns of any and all of them (hereinafter collectively called the "Released Bank Parties") from any and all claims, demands, debts, actions, causes of action, suits, contracts, agreements, obligations, accounts, defenses, offsets and liabilities of any kind or character whatsoever, known or unknown, suspected or unsuspected, in contract or in tort, at law or in equity, which Borrower ever had, now has, or might hereafter have against the Released Bank Parties, jointly or severally, for or by reason of any matter, cause or thing whatsoever occurring before the date of this Fourth Modification of Promissory Note which relates to, in whole or in part, directly or indirectly to the Loan Documents or this Fourth Modification of Promissory Note.

(5) Borrower expressly acknowledges that, as of and prior to the date of this Fourth Modification of Promissory Note, Bank has not waived any of its rights under the Loan Documents. Borrower expressly acknowledges and agrees that the execution of this Agreement shall not constitute a waiver of, and shall not preclude the exercise of, any right, power or remedy granted to Bank provided by law, except to the extent expressly provided herein. No previous modification, extension, or compromise entered into with respect to any indebtedness of Borrower to Bank shall constitute a course of dealing or be inferred or construed as constituting an express or implied understanding to enter into any future modification, extension or compromise. No delay on the part of Bank in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice Bank's rights, powers or remedies.

The parties execute this Fourth Modification of Promissory Note at Philadelphia, Pennsylvania as of and for October 28, 2004.

BORROWER:

SINGER FINANCIAL CORP.

By: ______________________

Title: Pres.

BANK:
NATIONAL CITY BANK

By Sara M. Handforth
Its Vice President



Thomay\2004\Word\04610modprom.doc:lls

The undersigned Guarantors hereby acknowledge and agree to the terms of this Fourth Modification of Promissory Note and agree to remain bound by that certain Unconditional and Continuing Guaranty of Payment (Ohio) dated as of November 19, 2002.

Michael Singer

Paul Singer

# PROMISSORY NOTE

| Principal | Loan Date | Maturity | Loan No | Call / Coll | Account | Officer | Initials |
|---|---|---|---|---|---|---|---|
| $750,000.00 | 11-01-2002 | 04-01-2006 | 2627-1 | | | 84524 | |

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "****" has been omitted due to text length limitations.

**Borrower:** Singer Financial Corp. (TIN: 23-2710000)
Paul Singer (SSN: 211-64-2655)
1708 Locust Street
Philadelphia, PA 19103

**Lender:** Hudson United Bank
Commercial Lending
Corporate Office
1845 Walnut Street, 15th floor
Philadelphia, PA 19103

**Principal Amount: $750,000.00** **Initial Rate: 5.000%** **Date of Note:** Dec 8, 2004

**PROMISE TO PAY.** Singer Financial Corp. and Paul Singer ("Borrower") jointly and severally promise to pay to Hudson United Bank ("Lender"), or order, in lawful money of the United States of America, the principal amount of Seven Hundred Fifty Thousand & 00/100 Dollars ($750,000.00) or so much as may be outstanding, together with interest on the unpaid outstanding principal balance of each advance. Interest shall be calculated from the date of each advance until repayment of each advance.

**PAYMENT.** Borrower will pay this loan on demand. Payment in full is due immediately upon Lender's demand. If no demand is made, Borrower will pay this loan in one payment of all outstanding principal plus all accrued unpaid interest on April 1, 2006. In addition, Borrower will pay regular monthly payments of all accrued unpaid interest due as of each payment date, beginning January 1, 2005, with all subsequent interest payments to be due on the same day of each month after that. Unless otherwise agreed or required by applicable law, payments will be applied first to any unpaid collection costs; then to any late charges; then to any accrued unpaid interest; and then to principal. The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

**VARIABLE INTEREST RATE.** The interest rate on this Note is subject to change from time to time based on changes in an independent index which is the Wall Street Journal Prime Rate of Interest, which is defined as the highest "Prime Rate" published in the "Money Rates" section of the Wall Street Journal (the "Index"). The Index is not necessarily the lowest rate charged by Lender on its loans. If the Index becomes unavailable during the term of this loan, Lender may designate a substitute index after notice to Borrower. Lender will tell Borrower the current Index rate upon Borrower's request. The interest rate change will not occur more often than each each day. Borrower understands that Lender may make loans based on other rates as well. **The Index currently is 5.000% per annum. The interest rate to be applied to the unpaid principal balance of this Note will be at a rate equal to the Index, rounded up to the nearest 0.125 percent, resulting in an initial rate of 5.000% per annum.** NOTICE: Under no circumstances will the interest rate on this Note be more than the maximum rate allowed by applicable law.

**PREPAYMENT.** Borrower agrees that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. Except for the foregoing, Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments of accrued unpaid interest. Rather, early payments will reduce the principal balance due. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: Hudson United Bank, Loan Operations Department, 1000 MacArthur Blvd Mahwah, NJ 07430.

**LATE CHARGE.** If a payment is 10 days or more late, Borrower will be charged **5.000% of the regularly scheduled payment or $20.00, whichever is greater.**

**INTEREST AFTER DEFAULT.** Upon default, including failure to pay upon final maturity, Lender, at its option, may, if permitted under applicable law, increase the variable interest rate on this Note to 2.000 percentage points over the Index. The interest rate will not exceed the maximum rate permitted by applicable law. If judgment is entered in connection with this Note, interest will continue to accrue on this Note after judgment at the interest rate applicable to this Note at the time judgment is entered.

**DEFAULT.** Each of the following shall constitute an event of default ("Event of Default") under this Note:

**Payment Default.** Borrower fails to make any payment when due under this Note.

**Other Defaults.** Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

**Default in Favor of Third Parties.** Borrower or any Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's ability to repay this Note or perform Borrower's obligations under this Note or any of the related documents.

**False Statements.** Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

**Insolvency.** The dissolution or termination of Borrower's existence as a going business, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

**Creditor or Forfeiture Proceedings.** Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

**Events Affecting Guarantor.** Any of the preceding events occurs with respect to any guarantor, endorser, surety, or accommodation party of any of the indebtedness or any guarantor, endorser, surety, or accommodation party dies or becomes incompetent, or revokes or

E4

*disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note.* In the event of a death, Lender, at its option, may, but shall not be required to, permit the guarantor's estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.

**Change In Ownership.** Any change in ownership of twenty-five percent (25%) or more of the common stock of Borrower.

**Adverse Change.** A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

**Insecurity.** Lender in good faith believes itself insecure.

**Cure Provisions.** If any default, other than a default in payment is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured if Borrower, after receiving written notice from Lender demanding cure of such default: (1) cures the default within fifteen (15) days; or (2) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

**LENDER'S RIGHTS.** Upon default, Lender may, after giving such notices as required by applicable law, declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount.

**ATTORNEYS' FEES; EXPENSES.** Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's attorneys' fees and Lender's legal expenses, whether or not there is a lawsuit, including attorneys' fees, expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

**JURY WAIVER. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.**

**GOVERNING LAW. This Note will be governed by, construed and enforced in accordance with federal law and the laws of the Commonwealth of Pennsylvania. *This Note has been accepted by Lender in the Commonwealth of Pennsylvania.***

**DISHONORED ITEM FEE.** Borrower will pay a fee to Lender of $32.00 if Borrower makes a payment on Borrower's loan and the check or preauthorized charge with which Borrower pays is later dishonored.

**RIGHT OF SETOFF.** To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts.

**LINE OF CREDIT.** This Note evidences a revolving line of credit. Advances under this Note may be requested only in writing by Borrower or as provided in this paragraph. All communications, instructions, or directions by ~~telephone or otherwise~~ to Lender are to be directed to Lender's office shown above. The following person currently is authorized, except as provided in this paragraph, to request advances and authorize payments under the line of credit until Lender receives from Borrower, at Lender's address shown above, written notice of revocation of his or her authority: **Paul Singer, President of Singer Financial Corp. PLEASE INITIAL HERE:**____________. Borrower agrees to be liable for all sums either: (A) advanced in accordance with the instructions of an authorized person or (B) credited to any of Borrower's accounts with Lender. The unpaid principal balance owing on this Note at any time may be evidenced by endorsements on this Note or by Lender's internal records, including daily computer print-outs. Lender will have no obligation to advance funds under this Note if: (A) Borrower or any guarantor *is in default under the terms of this Note or any agreement that Borrower or any guarantor has with Lender, including any agreement* made in connection with the signing of this Note; (B) Borrower or any guarantor ceases doing business or is insolvent; (C) any guarantor seeks, claims or otherwise attempts to limit, modify or revoke such guarantor's guarantee of this Note or any other loan with Lender; (D) Borrower has applied funds provided pursuant to this Note for purposes other than those authorized by Lender; or (E) Lender in good faith believes itself insecure.

**FINANCIAL STATEMENTS.** Borrower shall deliver to Lender annually, the following: (i) audited financial statements of Borrower, within 90 days after Borrower's fiscal year end; (ii) complete and signed copies of Borrower's federal and state tax returns, within 45 days after the date on which Borrower files such returns; and (iii) such other financial information as Lender may reasonably request from time to time. All financial statements shall be prepared by an independent public accounting firm approved by Lender, in accordance with generally accepted accounting principles applied on a consistent basis, and shall be certified as being true, accurate and complete. Such financial statements shall include all liabilities, including, without limitation, all indebtedness guaranteed. Failure to provide the foregoing financial statements shall constitute a default hereunder.

**CHOICE OF VENUE.** If there is a lawsuit, Borrower agrees upon Lender's request to submit to the non-exclusive jurisdiction of the courts of the State of New Jersey in any and all actions or proceedings arising hereunder or pursuant hereto.

**BORROWER'S REPRESENTATIONS.** Borrower represents and warrants to Lender, the following: (a) Borrower is not in default under any contract to which Borrower is a party, nor will the entering into of the loan evidenced by this Note constitute a default under any contract to which Borrower is a party; (b) *There is no action or proceeding pending or threatened against or affecting Borrower, which, if adversely* determined, would impair the validity or enforceability of this Note or any documents related hereto, or have a material adverse effect on the financial condition of Borrower or any guarantor; and (c) There has not been any material adverse change in any collateral securing this Note or in the financial condition of Borrower as reflected by any statements submitted to Lender between the date Borrower applied for the loan and the date hereof.

**USURY LIMITS.** In the event that the interest provisions hereof or in any agreement related hereto, shall result in an effective rate of interest which, for any period of time, exceeds the limit of usury or other law applicable to the loan evidenced hereby, then Lender, at its sole discretion and without notice to Borrower may: (a) apply all sums in excess of those lawfully collectible as interest for the period in question toward repayment of outstanding principal immediately upon receipt of such moneys by Lender with the same force and effect as if Borrower had specifically designated such extra sums to be so applied to principal; or (b) reduce or limit the collection of any interest to such sums which shall not result in any payment of interest in excess of that lawfully collectible. Borrower agrees that in determining whether or not any interest payable under this Note exceeds the highest rate permitted by law, any non-principal payment, including without limitation late charges, shall be deemed, to the extent permitted by law, to be an expense, fee, premium or penalty, rather than interest.

**ADDITIONAL PROVISIONS.** Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive all other notices in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Note, and they agree that the liability of each of them shall be joint and several, unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Lender. Borrower hereby waives and releases all errors, defects and imperfections in any proceedings instituted by Lender under the terms of this Note or any agreement related to this Note, as well as all benefit that might accrue to Borrower by virtue of any present or future laws exempting any property, real or personal, securing this Note, or any agreement related to this Note, or any part of the proceeds arising from any sale of such property, from attachment, levy or sale under execution, or providing for any stay of execution, homestead exemption, exemption from civil process, or extension of time for payment and Borrower agrees that any real or personal property that may be levied upon pursuant to a judgment obtained by virtue hereof, in any writ of execution issued thereon, may be sold upon any such writ in whole or in part in any order desired by Lender. Borrower consents to immediate execution of any judgment.

**INTERPRETATION.** In all cases where there is more than one Borrower, then all words used in the singular shall be deemed to have been used in the plural where the context and construction so require; and where there is more than one Borrower named in this Note or when this Note is executed by more than one Borrower, the word "Borrower" shall mean all and any one or more of them. Caption headings in this Note are for convenience purposes only and are not to be used to interpret or define the provisions of this Note. If a court of competent jurisdiction finds any provision of this Note to be invalid or unenforceable as to any person or circumstance, such finding shall not render that provision invalid or unenforceable as to any other persons or circumstances, and all provisions of this Note in all other respects shall remain valid and enforceable.

~~**LENDER'S LOAN FEES.** In consideration for Lender holding itself ready, willing and able to extend the loan evidenced by this Note, Borrower will Lender a loan renewal fee of 1.00% of the original amount of this Note. If Lender extends the maturity date of this Note beyond its stated~~ maturity. ~~Lender shall have the right, in its sole discretion to automatically assess a fee for the extension, which fee shall be same percentage as the original loan fee, pro rated to account for the length of the extension.~~

**SUCCESSOR INTERESTS.** The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

**NOTIFY US OF INACCURATE INFORMATION WE REPORT TO CONSUMER REPORTING AGENCIES.** Please notify us if we report any inaccurate information about your account(s) to a consumer reporting agency. Your written notice describing the specific inaccuracy(ies) should be sent to us at the following address: Hudson United Bank Loan Operations Department 1000 MacArthur Blvd Mahwah, NJ 07430

**GENERAL PROVISIONS.** This Note is payable on demand. The inclusion of specific default provisions or rights of Lender shall not preclude Lender's right to declare payment of this Note on its demand. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Each Borrower understands and agrees that, with or without notice to Borrower, Lender may with respect to any other Borrower (a) make one or more additional secured or unsecured loans or otherwise extend additional credit; (b) alter, compromise, renew, extend, accelerate, or otherwise change one or more times the time for payment or other terms of any indebtedness, including increases and decreases of the rate of interest on the indebtedness; (c) exchange, enforce, waive, subordinate, fail or decide not to perfect, and release any security, with or without the substitution of new collateral; (d) apply such security and direct the order or manner of sale thereof, including without limitation, any non-judicial sale permitted by the terms of the controlling security agreements, as Lender in its discretion may determine; (e) release, substitute, agree not to sue, or deal with any one or more of Borrower's sureties, endorsers, or other guarantors on any terms or in any manner Lender may choose; and (f) determine how, when and what application of payments and credits shall be made on any other indebtedness owing by such other Borrower. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several. If any portion of this Note is for any reason determined to be unenforceable, it will not affect the enforceability of any other provisions of this Note.

**CONFESSION OF JUDGMENT.** BORROWER HEREBY IRREVOCABLY AUTHORIZES AND EMPOWERS ANY ATTORNEY OR THE PROTHONOTARY OR CLERK OF ANY COURT IN THE COMMONWEALTH OF PENNSYLVANIA, OR ELSEWHERE, TO APPEAR AT ANY TIME FOR BORROWER AFTER A DEFAULT UNDER THIS NOTE AND WITH OR WITHOUT COMPLAINT FILED, CONFESS OR ENTER JUDGMENT AGAINST BORROWER FOR THE ENTIRE PRINCIPAL BALANCE OF THIS NOTE AND ALL ACCRUED INTEREST, LATE CHARGES AND ANY AND ALL AMOUNTS EXPENDED OR ADVANCED BY LENDER RELATING TO ANY COLLATERAL SECURING THIS NOTE, TOGETHER WITH COSTS OF SUIT, AND AN ATTORNEY'S COMMISSION OF TEN PERCENT (10%) OF THE UNPAID PRINCIPAL BALANCE AND ACCRUED INTEREST FOR COLLECTION, BUT IN ANY EVENT NOT LESS THAN FIVE HUNDRED DOLLARS ($500) ON WHICH JUDGMENT OR JUDGMENTS ONE OR MORE EXECUTIONS MAY ISSUE IMMEDIATELY; AND FOR SO DOING, THIS NOTE OR A COPY OF THIS NOTE VERIFIED BY AFFIDAVIT SHALL BE SUFFICIENT WARRANT. THE AUTHORITY GRANTED IN THIS NOTE TO CONFESS JUDGMENT AGAINST BORROWER SHALL NOT BE EXHAUSTED BY ANY EXERCISE OF THAT AUTHORITY, BUT SHALL CONTINUE FROM TIME TO TIME AND AT ALL TIMES UNTIL PAYMENT IN FULL OF ALL AMOUNTS DUE UNDER THIS NOTE. BORROWER HEREBY WAIVES ANY RIGHT BORROWER MAY HAVE TO NOTICE OR TO A HEARING IN CONNECTION WITH ANY SUCH CONFESSION OF JUDGMENT AND STATES THAT EITHER A REPRESENTATIVE OF LENDER SPECIFICALLY CALLED THIS CONFESSION OF JUDGMENT PROVISION TO BORROWER'S ATTENTION OR BORROWER HAS BEEN REPRESENTED BY INDEPENDENT LEGAL COUNSEL.

12/8/04

**PRIOR TO SIGNING THIS NOTE, EACH BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. EACH BORROWER AGREES TO THE TERMS OF THE NOTE.**

**BORROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE.**

**THIS NOTE IS GIVEN UNDER SEAL AND IT IS INTENDED THAT THIS NOTE IS AND SHALL CONSTITUTE AND HAVE THE EFFECT OF A SEALED INSTRUMENT ACCORDING TO LAW.**

**BORROWER:**

**SINGER FINANCIAL CORP.**

**By:** ______________________ **(Seal)**
Paul Singer, President of Singer Financial Corp.

**X** ______________________ **(Seal)**
Paul Singer, Individually

**EMPLOYMENT AND NON-COMPETITION AGREEMENT**

This Agreement is entered into as of January 1, 2005 by and between Singer Financial Corp., a Pennsylvania corporation ("Employer"), with place a of business at 1708 Locust Street, Philadelphia, Pennsylvania, 19107 and Paul Singer ("Employee"), an individual residing at 1708 Locust Street, Philadelphia, Pennsylvania 19146.

RECITALS

WHEREAS, Employer is in the business of making commercial loans, directly or as a broker, which are secured by real estate.

WHEREAS, Employee's leadership and services have constituted a major factor in the successful growth and development of Employer.

WHEREAS, Employer desires to employ and retain the unique experience, abilities and services of Employee as a chief executive officer and president of Employer. Employer also desires to prevent any other competitive business from securing his services and utilizing his experience, background, contacts, expertise or knowledge of Employer's business, operations and prospects.

WHEREAS, Employee is willing to enter into the employment and non-competition arrangement offered by Employer.

WHEREAS, Employee's employment by Employer constitutes full consideration in exchange for the promises and covenants herein.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

1. Employment and duties. Employer hereby employs Employee to serve as its Chief Executive Officer and President, effective January 1, 2005 and until January 1, 2010 (the "Employment Period".) As such officer of Employer, Employee shall have the following duties and responsibilities which may be assigned by the Board of Directors or President of Employer. Unless terminated by either party hereto upon at least thirty

(30) days notice prior to the end of the Employment Period, or prior to the end of any one year extension of the Employment Period, the Employment Period shall not be terminated and shall continue in full force and effect for another one year period.

2. Compensation. During the period commencing January 1, 2005 and continuing until January 1, 2010, Employee shall be paid an annual compensation of twenty-five percent (25%) commission fee based on the amount of commissions earned by the company, plus, ten percent (10%) of any interest earned by the company, not to exceed $100,000 in any given year. In addition to the base salary provided for hereunder, Employee shall be entitled to receive such bonus or bonuses as shall be awarded to him by the Board of Directors of Employer from time to time.

3. Time and Efforts. During the period of his employment hereunder, Employee shall devote his entire business and professional time and efforts to the tasks and responsibilities assigned by Employer, and shall not be engaged or employed in any other business activity whatsoever, whether or not such activity is pursued for gain, profit or other pecuniary advantage.

4. Death. If Employee shall die during the Employment Period, this Agreement shall terminate as of the date of such death and except for any salary and incentive bonuses accrued as of such date Employer shall have no further duties or obligations hereunder.

5. Disability. If Employer determines in good faith that Employee is incapacitated by accident, sickness or otherwise so as to render him mentally or physically incapable of performing the services required of him hereunder for an aggregate of ninety (90) consecutive days, upon the expiration of such period or at any time thereafter, by action of the Employer, Employee's employment hereunder may be terminated immediately, upon giving him notice to that effect, and upon such termination except for any salary and incentive bonuses accrued as of such date neither party hereto shall have further duties or obligations hereunder; provided, however, that Employee's obligations under Section 7 hereof shall survive any such termination. Employer shall be entitled to rely upon the advice and opinion of any physician of its choosing in making any determination with respect to any such disability.

6. Expenses. The Employer recognizes that Employee may incur certain out-of-pocket expenses for items such as business entertainment, travel and lodging related to his services hereunder and the Employer's business. Employer agrees to reimburse Employee for all such reasonable expenses upon submission to Employer by Employee of such documentation or details as Employer shall reasonably require.

7. Non-Competition and Trade Secrets. Except in connection with his duties hereunder, Employee shall not, directly or indirectly, at any time form and after the date hereof, and for a one (1) year period following the termination of the Employment Period, or for a one (1) year period following the termination of Employee's employment hereunder if earlier, make an use of, exploit, disclose, or divulge to any person, firm or corporation, any trade or business secret, customer or supplier information, documents, know-how, data, marketing information, method or means, or any other confidential (i.e. not already otherwise disseminated to or available to the public) information concerning the business or policies of Employer, that Employee learned as a result of, in connection with, through his employment with, or through his affiliation with Employer, whether or not pursuant to this Agreement. From and after the date hereof, except in connection with his duties hereunder, and for one a (1) year period following the termination of the Employment Period, or for a one (1) year period following the termination of Employee's employment hereunder if earlier, Employee shall not solicit, or divert business from, or serve, or sell to, any customer or account of the Employer of which Employee is or becomes aware, or with which Employee has had personal contact as a result of, in connection with, through his employment with, or through his affiliation with Employer, whether or not pursuant to this Agreement. From and after the date hereof, and for a one (1) year period following the termination of the Employment Period, or for a one (1) year period following the termination of Employee's employment hereunder if earlier, Employee shall be prohibited from competing in the United States with the business of Employer as presently or as hereinafter conducted. For the purposes hereof, the term "competing" shall mean acting, directly or indirectly, as a partner, principal, stockholder, joint venturer, associate, independent contractor, creditor of, consultant, trustee, lessor to, sublessor to, employee or agent of, or to have any other involvement with, any person, firm,

corporation, or other business organization which is engaged in the business described in this Section.

8. Termination. Notwithstanding anything else contained herein, Employer may terminate the employment of Employee at any time upon notice delivered to Employee in the event that:

(i) Employee commits any criminal or fraudulent act; or

(ii) Employee breaches any term or condition of this Agreement; or

(iii) Employee willfully abandons his duties hereunder.

Upon such termination neither party hereto shall have any further duties or obligations hereunder whatsoever; provided, however, that Employee's obligations under Section 7 hereof shall survive any such termination. Upon termination of his employment with Employer, Employee shall return to Employer all data, records, customer lists, notes correspondence or any other documents or copies thereof which came into Employee's possession and are related to Employer's business.

9. Remedies. Employee acknowledges that any breach by him of the obligations set forth in Section 7 hereof would substantially and mentally impair and irreparably harm the Employer's business and goodwill; that such impairment and harm may be difficult to measure; and, therefore, total compensation in solely monetary terms may be inadequate. Consequently, Employee agrees that in the event of any breach or any threatened breach by Employee of any of the provisions of Section 7 hereof, Employer shall be entitled in addition to monetary damages or other remedies, to equitable relief, including injunctive relief, and to the payment of all costs and expenses incurred by Employer in enforcing provisions thereof, including attorneys' fees. The remedies granted to Employer in this Agreement are cumulative and are in addition to remedies otherwise available to Employer at law or equity.

10. Arbitration. Any and all claims, disputes or controversies arising out of or related to this Agreement, or the breach thereof, may be resolved by arbitration in accordance with the rules of the American Arbitration Association then in

existence. Such arbitration may be conducted by a single arbitrator. The determination or award rendered therein shall be binding and conclusive upon the parties, and judgment may be entered thereon on accordance with applicable law in any court having jurisdiction.

11. Notices. Any notice required or desired to be given hereunder shall be deemed given if in writing and sent by certified or registered mail, return receipt requested, postage prepaid, to the Employee's residence or to the Employer's principal office, as the case may be.

12. Waiver of Breach. The Employer's waiver of any breach of any provision of this Agreement by the Employee shall not operate or be construed as a waiver of any subsequent breach by the Employee. No waiver shall be valid unless in writing and signed by an authorized officer of the Employer other than the Employee.

13. Assignment. The Employee acknowledges that his services are unique and personal. Accordingly, the employee may not assign his rights or delegate his duties or obligations hereunder. The Employer's rights and obligations under this Agreement shall inure to the benefit of, and shall be binding upon, the Employer's successors and assigns.

14. Entire Agreement. This Agreement represent s the full and complete expression of the agreement between employer and Employee with respect to the subject matter hereof.

15. Amending Agreement. This Agreement may not be changed orally. It may only be changed by an instrument which is signed by the party against whom or which enforcement of any waiver, change, modification, extension or discharge is sought.

16. Headings. Heading in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instruments.

18. Separability and Governing Law. If any portion of this Agreement shall be found to be void or unenforceable, it shall in no way affect the validity or enforceability of any other portion hereof. This Agreement shall be governed by and construed under the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day, month and year first above provided.

EMPLOYER:

SINGER FINANCIAL CORP.

BY ______________________________
Paul Singer, President

EMPLOYEE:

______________________________
Paul Singer

3 pages

# THE OLD LINE LIFE Insurance Company of America

Key MAN

P.O. Box 401, Milwaukee, Wisconsin 53201-0401 1 888 653 5463

The Old Line Life Insurance Company of America, a stock company, referred to in this policy as we/us/our, will pay the benefits of this policy subject to its provisions. This page and the pages that follow are part of this policy.

Signed at our home office at P.O. Box 401, Milwaukee, Wisconsin 53201-0401,

*General Counsel and Secretary*

*President*

**READ YOUR POLICY**

This policy is a legal contract between the owner and The Old Line Life Insurance Company of America. Read your policy carefully.

**RIGHT TO RETURN POLICY**

The owner may return this policy to us at the above address or to the agent from whom it was purchased within 30 days after receipt. This policy will then be cancelled as of its date of issue and any premium paid will be refunded.

Renewable Level Benefit Term Life Policy
Premiums Payable During Term
Insurance Payable in Event of Death Prior to Expiry Date
New Policy Option

Adjustable Premium

No Dividends
Re-Entry Option

**Policy Specifications**

| | | | |
|---|---|---|---|
| Insured | Paul Singer | Policy Number | MM0365887 |
| Face Amount | $1,000,000 | Date of Issue | 11/25/2002 |
| Sex | Male | Age at Issue | 39 |
| Underwriting Class | Select 1 Non-tobacco | | |

**Schedule of Benefits and Premiums**

| Benefits | Benefit Amounts | Annual Premium | Years Payable |
|---|---|---|---|
| Life Insurance | $1,000,000 | $480.00 | 15 Years* |

| | |
|---|---|
| Total Initial Annual Premium | $480.00 |

Premiums payable other than annually are equal to a percentage of the annual premium. These premiums are shown on page 4. Premiums for this policy are initially payable at annual intervals. The first annual premium is $480.00.

*Maximum annual renewal premiums are shown in the table of premiums on page 4. On the fifteenth policy anniversary and any later policy anniversary, we have a right to change the premium. See the *Right to Change Premium* provision.

Expiry Dates. The initial expiry date is 11/25/2017. Subsequent expiry dates will occur at the end of each one year renewable term period. The final expiry date is 11/25/2058.

New Policy Option. This policy may be exchanged for a new policy as specified in the New Policy Option provision. This option is available until the fifteenth policy anniversary, provided the insured is age 75 or less on the date of exchange.

Re-Entry Option. This policy may be exchanged for a new policy as specified in the Re-Entry Option provision. This option is available only on the fifteenth policy anniversary, provided the insured is age 65 or less on the date of exchange.

**Ownership**

4. Owner ☒ Primary Proposed Insured ☐ Other Proposed Insured ☐ Trust ☐ Other than a Proposed Insured or Trust

A. Complete if the proposed insured is not the owner *(If contingent owner is required, use Remarks section.)*

Name ________ Social Security or Tax ID # ________ Date of Birth ________

Address ________ City, State ________ ZIP ________

Home Phone ( ) ________ Relationship to Primary Proposed Insured ________

B. Complete if owner is a trust *(If trustee is premium payor, also complete section 14 D.)*

Exact Name of Trust ________ Trust Tax ID # ________

Current Trustee(s) ________ Date of Trust ________

**Product Information**

5. Plan of Insurance Product Name *(If variable, complete appropriate supplement.)* LTG June 15 2002

Amount Applied For: Base Coverage $ 1,000,000 Supplemental Coverage *(If applicable)* $ ________

Death Benefit Compliance Test Used *(If applicable)*: ☐ Guideline Premium ☐ Cash Value Accumulation

Premium Class Quoted ________

Reason for Insurance Personal

6. Dividend Options *(For participating policy only.)*

☐ Cash ☐ Premium Reduction ☐ Paid-up Additions ☐ Deposit Earning Interest ☐ Other *(Explain)* ________

7. Death Benefit Options *(For UL & VUL only.)* ☐ Option 1 - Level ☐ Option 2 - Increasing ☐ Option 3 = Level Plus Return of Premium

8. Riders ☐ Waiver of Premium ☐ Waiver of Monthly Deduction ☐ Waiver of Monthly Guarantee Premium

☐ Maturity Extension Rider – Accumulation Value ☐ Maturity Extension Rider – Death Benefit ☐ Terminal Illness Rider

☐ Accidental Death Benefit $ ________ ☐ Other Insured $ ________ ☐ Child $ ________

☐ Spouse $ ________ Plan ________ ☐ Other Rider(s) ________

*** Beneficiary ***

9. Primary Name SINGER Financial Corp Relationship Corp % Share 100 %

Name ________ Relationship ________ % Share ________

10. Contingent Name ________ Relationship ________ % Share ________

Name ________ Relationship ________ % Share ________

11. Trust Information Exact Name of Trust ________ Trust Tax ID # ________

Current Trustee(s) ________ Date of Trust ________

12. Rider Beneficiaries Spouse Rider ________ Child Rider ________

**Business Coverage**

13. Business Details *(Complete only if applying for business coverage.)*

Does any proposed insured have an ownership interest in the business? ☐ yes ☐ no

If yes, what is the percentage of ownership for the: Primary Proposed Insured ________ Other Proposed Insured ________

If buy-sell, stock redemption, or key person insurance, will all partners or key people be covered? ☐ yes ☐ no

Describe any special circumstances ________

**Premium**

14. Premium Payment ☐ Modal $ ________ ☒ Single $ ________ ☐ Additional Initial $ ________

A. Frequency of modal premium: ☒ Annual ☐ Semi-annual ☐ Quarterly ☐ Monthly (Bank draft)

B. Method: ☐ Direct Billing ☐ Bank Draft *(Complete Bank Draft Authorization.)* ☐ List Bill: Number ________

☐ Other *(Please explain.)* ________

C. Amount submitted with application $ ________

D. Premium Payor *(Complete if other than proposed insured.)*

Name Paul Singer Social Security or Tax ID # *** FISMA & OMB Memorandum M-07-16 *** Home Phone (215) 893-9772

Address 1700 Walnut St. City, State Phila PA. ZIP 19103

## INDEPENDENT AUDITOR'S CONSENT

We hereby consent to the use in this Form 1-A Offering Statement and Offering Circular of Singer Financial Corp., relating to the offering of $4,600,000 of subordinated investment certificates of our report dated January 14, 2005 on the financial statements of Singer Financial Corp. contained in such Statement, and to the use of our name, and the statement with respect to us, as appearing under the heading "Experts" in the Offering Circular.

Fishbein & Company, P.C.

FISHBEIN & COMPANY, P.C.
Horsham, PA

April 20, 2005

**FRANK B. BALDWIN, III**
COUNSELOR AT LAW
2200 LOCUST STREET
PHILADELPHIA, PENNSYLVANIA 19103

TELEPHONE: 215.735.1234
FAX: 215.735.1237
email: fbbaldwin@comcast.net

April 20, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Singer Financial Corp.**

Ladies and Gentlemen:

I have acted as counsel to Singer Financial Corp., a Pennsylvania corporation (the "Issuer"), in connection with the offering of $4,600,000 of Subordinated Investment Certificates pursuant to an Offering Statement filed with the Securities and Exchange Commission under Regulation A on April 20, 2005.

This letter serves to satisfy the opinion of counsel requirement in connection with that registration.

In my opinion, the securities being registered will, when sold, be legally issued, fully paid and non-assessable, and will be legally binding obligations of the Issuer.

Very truly yours,

Frank B. Baldwin III

Frank B. Baldwin, III

# INDEX TO FINANCIAL STATEMENTS

FISHBEIN
& COMPANY, P.C.
certified public accountants
anticipating your needs

# INDEPENDENT AUDITOR'S REPORT

**Stockholder and Director**
**Singer Financial Corp.**
**Philadelphia, Pennsylvania**

We have audited the accompanying balance sheets of **SINGER FINANCIAL CORP.** as of December 31, 2004 and 2003, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Singer Financial Corp. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Fishbein & Company, P.C.

Horsham, Pennsylvania
January 14, 2005



110 Gibraltar Road, Suite 116 Horsham, Pennsylvania 19044
ph: 215.259.1000 fax: 215.259.1010 www.fishbeincpa.com

*SINGER FINANCIAL CORP.*

**Balance Sheets**

## ASSETS

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Cash | $ 60,722 | $ 203,080 |
| Loans receivable | 7,023,038 | 6,113,262 |
| Accrued interest receivable | 82,163 | 77,816 |
| Prepaid expenses | 6,723 | 3,438 |
| Property and equipment - Net of accumulated depreciation of $81,580 - 2004 and $63,471 - 2003 | 461,683 | 360,624 |
| Financing costs - Net of accumulated amortization of $122,366 - 2004 and $128,197 - 2003 | 120,877 | 113,192 |
| | $ 7,755,206 | $ 6,871,412 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2004 | 2003 |
|---|---|---|
| **LIABILITIES** | | |
| Notes payable - Bank | $ 2,022,153 | $ 1,690,000 |
| Subordinated investment certificates (Including accrued interest of $246,788 - 2004 and $320,137 - 2003) | 4,036,612 | 3,857,742 |
| Accounts payable and accrued expenses | 50,703 | 40,006 |
| Demand note payable - Stockholder | 30,302 | 6,907 |
| | 6,139,770 | 5,594,655 |
| **STOCKHOLDER'S EQUITY** | | |
| Preferred stock - No par value | | |
| Authorized 500,000 shares | | |
| Issued and outstanding - None | | |
| Common stock - No par value | | |
| Authorized 10,000 shares | | |
| Issued and outstanding - 2,000 shares | 600,000 | 600,000 |
| Retained earnings | 1,015,436 | 676,757 |
| | 1,615,436 | 1,276,757 |
| | $ 7,755,206 | $ 6,871,412 |

See notes to financial statements.

*SINGER FINANCIAL CORP.*

**Statements of Income**

| | Year Ended December 31, 2004 | 2003 |
|---|---|---|
| **INCOME** | | |
| Interest | | |
| Interest income | $ 1,209,658 | $ 1,175,733 |
| Interest expense | 541,306 | 394,490 |
| Net interest income | 668,352 | 781,243 |
| Brokerage fees | 238,019 | 85,892 |
| | 906,371 | 867,135 |
| **OPERATING EXPENSES** | | |
| General and administrative | 523,391 | 286,010 |
| Depreciation and amortization | 50,451 | 55,539 |
| | 573,842 | 341,549 |
| **INCOME FROM OPERATIONS** | 332,529 | 525,586 |
| **OTHER INCOME (EXPENSE)** | | |
| Rental income | 6,000 | 6,000 |
| Miscellaneous income | 150 | |
| Loss on disposal of equipment | | ( 38) |
| | 6,150 | 5,962 |
| **INCOME BEFORE INCOME TAXES** | 338,679 | 531,548 |
| **INCOME TAXES (RECOVERY)** | | ( 5,500) |
| **NET INCOME** | $ 338,679 | $ 537,048 |

See notes to financial statements.

| | Common Stock | | | |
|---|---|---|---|---|
| | Number of Shares | Amount | Retained Earnings | Total |
| **BALANCE - JANUARY 1, 2003** | 2,000 | $ 600,000 | $ 139,709 | $ 739,709 |
| Net income | | | 537,048 | 537,048 |
| **BALANCE - DECEMBER 31, 2003** | 2,000 | 600,000 | 676,757 | 1,276,757 |
| Net income | | | 338,679 | 338,679 |
| **BALANCE - DECEMBER 31, 2004** | 2,000 | $ 600,000 | $ 1,015,436 | $ 1,615,436 |

See notes to financial statements.

*SINGER FINANCIAL CORP.*

**Statements of Cash Flows**

| | Year Ended December 31, 2004 | 2003 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 338,679 | $ 537,048 |
| Adjustments to reconcile net income to net cash used in operating activities | | |
| Amortization of loan origination fees - Net | ( 214,161) | ( 150,509) |
| Depreciation of property and equipment | 18,109 | 11,344 |
| Amortization of financing costs | 32,342 | 44,195 |
| Loss on disposal of property and equipment | | 38 |
| Deferred income tax recovery | | ( 5,500) |
| Accrued interest on foreclosed loan | | ( 9,216) |
| Increase in accrued interest on subordinated investment certificates (Includes $272,046 - 2004 and $610,989 - 2003 added to principal) | ( 345,395) | ( 803,636) |
| (Increase) decrease in: | | |
| Accrued interest receivable | ( 4,347) | ( 5,754) |
| Prepaid expenses | ( 3,285) | 4,441 |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | 10,697 | 23,124 |
| Income taxes payable | | ( 3,959) |
| Net cash used in operating activities | ( 167,361) | ( 358,384) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Loans originated | ( 4,149,236) | ( 4,140,932) |
| Loan payments received | 3,453,621 | 2,324,533 |
| Proceeds from sale of property | | 74,070 |
| Construction costs incurred | ( 93,925) | ( 34,815) |
| Purchase of property and equipment | ( 25,243) | ( 5,559) |
| Net cash used in investing activities | ( 814,783) | ( 1,782,703) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Financing costs incurred | ( 40,027) | ( 34,949) |
| Proceeds of note and mortgage payable - Bank | 2,146,994 | 2,565,000 |
| Principal payments on note and mortgage payable - Bank | ( 1,814,841) | ( 1,075,000) |
| Proceeds from issuance of subordinated investment certificates | 705,418 | 918,245 |
| Principal payments on subordinated investment certificates | ( 181,153) | ( 249,771) |
| Net principal advances (payments) on demand note payable - Stockholder | 23,395 | ( 39,129) |
| Net cash provided by financing activities | 839,786 | 2,084,396 |
| **NET DECREASE IN CASH** | ( 142,358) | ( 56,691) |
| **CASH - BEGINNING** | 203,080 | 259,771 |
| **CASH - ENDING** | $ 60,722 | $ 203,080 |

See notes to financial statements.

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for | | | | |
| Interest | $ | 603,958 | $ | 485,804 |
| Income taxes | | | | 3,959 |

**SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES**

During the year ended December 31, 2003, the Company foreclosed on the loan receivable which was in default, and took title to the property. The balance of this loan was $64,854, plus accrued interest of $9,216.

See notes to financial statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *a. Nature of Business*

The Company makes commercial loans to customers in Pennsylvania, New Jersey and Delaware, is a broker of commercial mortgage loans and a licensed broker of residential mortgages in Pennsylvania, and is subject to the risk associated with the real estate and mortgage loan markets in those areas.

### *b. Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *c. Cash*

The Company maintains its cash balances in one bank. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At times, the balances may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

### *d. Loans Receivable and Allowance for Credit Losses*

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees net of direct costs are deferred and amortized to interest income over the term of the loans using the interest method. Unamortized amounts are recognized in income when the loans are sold or paid in full.

An allowance for credit losses is provided as necessary based upon the expected collectibility of loans outstanding. At December 31, 2004 and 2003, no allowance for credit losses was deemed necessary.

### *e. Property and Equipment and Depreciation*

Property and equipment are stated at cost. Expenditures for additions, renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is credited or charged to operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (ranging from 5 to 40 years).

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### *f. Financing Costs and Amortization*

Financing costs of $243,243 and $241,389 at December 31, 2004 and 2003, respectively, incurred in connection with the public offering of subordinated investment certificates, are being amortized using the interest method over the term of the certificates. Estimated amortization of the financing costs is as follows: Year ending December 31, 2005 - $25,923 2006 - $23,087, 2007 - $15,469, 2008 - $12,279 and 2009 - $8,779.

### *g. Interest Income*

Interest income from loans receivable is recognized using the interest method. Accrual of interest income is suspended when the receivable is contractually delinquent for ninety days or more. The accrual is resumed when the receivable becomes contractually current, and past due interest income is recognized at that time. In addition, a detailed review of the receivables will cause earlier suspension if collection is doubtful.

### *h. Advertising Costs*

Advertising costs are charged to expense as incurred. Total advertising costs, included in general and administrative expenses, were $1,685 and $2,881 for the years ended December 31, 2004 and 2003, respectively.

### *i. Income Taxes*

The Company has elected to be an S Corporation under the provisions of the Internal Revenue Code and the Pennsylvania S Corporation Statute. As a result, income and losses of the Company are passed through to its stockholder for federal and state income tax purposes. Accordingly, no provision is made for federal or state income taxes.

### *j. Reclassifications*

Certain prior-year amounts have been reclassified to conform to current account classifications.

## 2. LOANS RECEIVABLE

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Real estate secured loans | $ 7,373,877 | $ 6,494,813 |
| Unamortized origination costs (fees) - Net | ( 350,839) | ( 381,551) |
| | $ 7,023,038 | $ 6,113,262 |

At December 31, 2004, the contractual maturities of real estate secured loans receivable are as follows:

| | 2005 | 2006 | 2007 | 2008 | 2009 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Real estate secured loans | $ 342,350 | $ 417,070 | $ 1,855,582 | $ 2,241,954 | $ 2,371,018 | $ 145,903 | $ 7,373,877 |
| Unamortized origination costs (fees) - Net | ( 64,255) | ( 94,078) | ( 68,541) | ( 47,629) | ( 17,105) | ( 134) | ( 350,839) |
| | $ 278,095 | $ 322,992 | $ 1,787,041 | $ 2,194,325 | $ 2,353,913 | $ 145,769 | $ 7,023,038 |

It is anticipated that a substantial portion of the loan portfolio will be renewed or repaid before contractual maturity dates. The above tabulation, therefore, is not to be regarded as a forecast of future cash collections.

## 3. PROPERTY AND EQUIPMENT

| | 2004 | 2003 |
|---|---|---|
| Land | $ 66,977 | $ 66,977 |
| Auto | 22,898 | |
| Building | 267,907 | 267,907 |
| Building improvements | 26,115 | 26,115 |
| Leasehold improvements | 128,739 | |
| Office furniture and equipment | 30,627 | 28,281 |
| | 543,263 | 389,280 |
| Less accumulated depreciation | 81,580 | 63,471 |
| | 461,683 | 325,809 |
| Construction in progress | | 34,815 |
| | $ 461,683 | $ 360,624 |

## 4. NOTES PAYABLE – BANK

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Note payable - Represents the balance of advances to date under a $2,500,000 line of credit; interest payable monthly at prime (an effective rate of 5.25% at December 31, 2004); collateralized by the loans receivable. The loan agreement also contains various restrictive covenants, including the following: aggregate debt less than the 300% of the sum of net worth and subordinated debt, and tangible net worth not less than $3,000,000. | $ 2,014,565 | $ 1,640,000 |
| Note payable - Represents the balance of advances to date under a $500,000 line of credit; interest payable monthly at prime (an effective rate of 5.25% at December 31, 2004); collateralized by the building and equipment. | 7,588 | 50,000 |
| | $ 2,022,153 | $ 1,690,000 |

## 5. SUBORDINATED INVESTMENT CERTIFICATES

The Company has authorized the issuance through a public offering (as amended), under Regulation A of the Securities Act of 1933, of an aggregate of $5,000,000 of subordinated investment certificates. The certificates mature at various dates from one year to fifteen years after issuance, and bear interest at 1% over the rates paid by certain banks on similar certificates, with a minimum of 6% and a maximum of 12%. The minimum and maximum interest rates may be adjusted, from time to time, according to current business and market conditions. The certificates are subordinated to the Company's indebtedness for borrowed money whether incurred before or after the issuance of the certificates. The Company has the option to call any certificate for redemption before maturity with prior written notice by registered mail not less than 30 days before redemption.

Certificates outstanding at December 31, 2004 mature as follows:

| Year Ending December 31, | Amount (including accrued interest) | Interest Rate |
|---|---|---|
| 2005 | $ 184,734 | 6 - 10 |
| 2006 | 265,933 | 5 - 10 |
| 2007 | 209,536 | 5 - 10 |
| 2008 | 89,246 | 6 - 10.5 |
| 2009 | 262,396 | 6 - 10 |
| 2010 | 432,341 | 7 - 10.5 |
| 2011 | 91,217 | 7 - 10.5 |
| 2012 | 73,577 | 9.5 - 10.25 |
| 2013 | 1,019,163 | 8 - 9.5 |
| 2014 | 70,721 | 8 |
| 2015 | 18,404 | 11 |
| 2016 | 2,999 | 11 |
| 2017 | 11,615 | 11 |
| 2018 | 890,646 | 9 - 10 |
| 2019 | 414,084 | 7 - 9.5 |
| | $ 4,036,612 | |

## 6. RELATED PARTY TRANSACTIONS

The demand note payable – stockholder bears interest at 7.5%; interest expense on this note was $11,083 and $2,438 for the years ended December 31, 2004 and 2003, respectively.

Compensation of $71,172 and $64,080 for the years ended December 31, 2004 and 2003, respectively, included in general and administrative expenses, and financing costs of $7,908 and $7,120 for the years ended December 31, 2004 and 2003, respectively, were paid to the stockholder for brokerage services rendered, based on a percentage of fees generated.

The Company leases certain of its facilities to its stockholder under a five-year lease through May, 2006, at a monthly rental of $500 (see Note 8-b).

The stockholder leased office space to the company under a one-year lease, at a monthly rent of $750.

During the year ended December 31, 2003, the Company sold property with book values of $74,070 to the shareholder of the Company for the same amount.

## 7. INCOME TAXES

Prior to January 1, 2003, the Company had operated as a C Corporation. Effective January 1, 2003, the Company has elected S Corporation status. Earnings and losses after that date will be included in the personal income tax return of the stockholder and taxed depending on his personal tax strategy. As a result, the Company will not incur any additional income tax obligations, and future financial statements will not include a provision for income taxes. Prior to the change to S Corporation status, income taxes currently payable and deferred income taxes were recorded in the Company's financial statements.

The income tax provision in 2003 relates to the elimination of the deferred tax asset at the date the election for the change to Subchapter S Status was filed.

## 8. COMMITMENTS

### *a. Employment Contract*

The Company is committed under an employment contract with its stockholder/director/Chief Executive Officer/President which expires in December, 2005, and which provides for annual compensation of $50,000. In addition to the base salary, the Board of Directors may award a bonus. Total compensation for the years ended December 31, 2004 and 2003, respectively, was $79,080 and $71,200 (as indicated in Note 6).

## 8. COMMITMENTS

### *b. Lease Commitment*

The Company leases space to its stockholder under a five-year operating lease beginning in May, 2001 and expiring in May, 2006. Minimum future rentals to be received under this lease for the remaining lease term are as follows:

| Year Ending December 31, | | |
|---|---|---|
| 2005 | $ | 6,000 |
| 2006 | | 2,500 |
| | $ | 8,500 |